United States securities and exchange commission logo





                          January 16, 2024

       Trent Ward
       Chief Executive Officer
       Interactive Strength, Inc.
       1005 Congress Avenue
       Suite 925
       Austin , Texas 78701

                                                        Re: Interactive
Strength, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on January
11, 2024
                                                            File No. 333-276466

       Dear Trent Ward:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at 202-551-4985 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing